UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*




                               Sparta Foods, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   846573 30 1
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                                 (CUSIP Number)

                                Michael J. Kozlak
                              5049 Green Farms Road
                             Edina, Minnesota 55436
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 20, 1995
  ----------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------    ------------------------------------------
CUSIP No.    846573 30 1              Page     2      of     4         Pages
          --------------------             ----------    ----------
----------------------------------    ------------------------------------------
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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Michael J. Kozlak
              ###-##-####

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [  ]
                                                                       (b)  [  ]


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3             SEC USE ONLY


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4             SOURCE OF FUNDS*

              PF
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)


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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
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         NUMBER OF            7            SOLE VOTING POWER
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH

                                           None
                            ----------------------------------------------------
                              8            SHARED VOTING POWER

                                           253,000 (such shares are obtainable
                                           upon exercise of options and warrants
                                           and conversion of a note)
                            ----------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           None
                            ----------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                           253,000 (such shares are obtainable
                                           upon exercise of options and warrants
                                           and conversion of a note)
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              253,000 (such shares are obtainable upon exercise of options and warrants and conversion of a note)
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]


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13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.9%
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14            TYPE OF REPORTING PERSON*

              IN
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



Item 1.           Security and Issuer.

     This statement relates to Common Stock, $.01 par value, of Sparta Foods, Inc., 2570 Kasota Avenue, St. Paul, Minnesota 55108.

Item 2.           Identity and Background.

               (a)  The person filing this statement is Michael J. Kozlak.

               (b) Mr. Kozlak's residence address is 5049 Green Farms Road, Edina, Minnesota 55436.

               (c) Mr. Kozlak is Executive Vice President of PNC Mortgage Corporation of America, 440 North Fairway Drive - 2W, Vernon Hills, Illinois 60061.

               (d)  Mr.   Kozlak  has  never  been   convicted   in  a  criminal
                    proceeding.

               (e) Mr. Kozlak has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Kozlak is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

     On October 20, 1995, the Issuer issued to Mr. Kozlak a warrant to purchase 50,000 shares of Common Stock in consideration of a $50,000 loan. Mr. Kozlak's loan of $50,000 was provided from his personal funds.

Item 4.           Purpose of Transaction.

     Mr. Kozlak's purpose in making the foregoing loan of $50,000 was to provide necessary interim financing to the Issuer pending completion of a private placement which the Company was conducting. Mr. Kozlak accepted warrants to purchase 50,000 shares of the Issuer's Common Stock as partial consideration for the loan.

Item 5.           Interest in Securities of the Issuer.

               (a) Mr. Kozlak beneficially owns 253,000 shares of the Issuer's Common Stock, representing approximately 5.9% of the Issuer's Common Stock. Of such shares, 3,000 are obtainable upon exercise of a director stock option (subject to shareholder approval of such option), 50,000 shares are obtainable upon exercise of a presently exercisable warrant, 100,000 shares are obtainable upon conversion of a convertible note, and 100,000 shares will be obtainable upon exercise of a warrant which will be issued upon conversion of the convertible note.

               (b) Mr. Kozlak shares voting and dispositive power over all of such securities with his spouse.

               (c) On October 20, 1995, in partial consideration of a $50,000 loan to the Issuer, Mr. Kozlak received a warrant to purchase 50,000 shares of the Issuer's Common Stock. The warrant is exercisable at a price of $.50 per share until October 19, 1998, the warrant's expiration date. Mr. Kozlak's loan to the Issuer is evidenced by a Promissory Note which is convertible into 100,000 Units, each Unit consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock at $.75 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            January 20th, 1996.



                                                      /s/ Michael J. Kozlak
                                                          Michael J. Kozlak